EXHIBIT 99.31

CONSENT OF R. DOUGLAS BARTLETT, PG, CPG
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2023 of Equinox Gold Corp. (the “Company”) and (ii) the Registration Statement on Form F-10 of the Company (File No. 333-268499).

/s/ R. Douglas Bartlett
By: R. Douglas Bartlett, PG, CPG

Dated: February 22, 2024